

December 13, 2010

Brad Nichol
President and Chief Executive Officer
Edge Resources Inc.
Suite 1400, Elveden House 717-7th Avenue SW
Calgary, Alberta, Canada
T2P 0Z3

> **Re:** **Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)**
> **Amendment No. 4 to Registration Statement on Form 20-F**
> **Filed November 22, 2010**
> **File No. 0-52768**

Dear Mr. Nichol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Willesden Green Property, page 15

1.   Regarding your response to our prior comment number 2, please provide us with more information on why you believe it is appropriate to classify the reserves as proved undeveloped even though the wells have been drilled and cased. Provide us with the total costs to drill the wells and put them on production and the costs that are still remaining in order to place the wells on production and what remains to be done to accomplish that.

Standardized Measure of Discounted Net Future Cash Flows, Page F-48

2.   The Standardized Measure should be calculated based on proved reserves only. If you wish to put a monetary value on probable reserves you may do so as a net present value

as contemplated under Rule NI 51-101 but it should be disclosed in the property section and should not be called a standardized measure nor calculated like the standardized measure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mark C. Lee